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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                SCHEDULE 14D-9/A
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 44)

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                              TAUBMAN CENTERS, INC.
                            (Name of Subject Company)


                              TAUBMAN CENTERS, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    876664103
                      (CUSIP Number of Class of Securities)



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                                  LISA A. PAYNE
                              TAUBMAN CENTERS, INC.
                             200 EAST LONG LAKE ROAD
                             SUITE 300, P.O. BOX 200
                        BLOOMFIELD HILLS, MICHIGAN 48303
                                 (248) 258-6800
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)



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                                  WITH COPIES TO:

       CYRIL MOSCOW               JEFFREY H. MIRO           ADAM O. EMMERICH
HONIGMAN MILLER SCHWARTZ AND      KENNETH H. GOLD           TREVOR S. NORWITZ
         COHN, LLP             MIRO, WEINER & KRAMER         ROBIN PANOVKA
2290 FIRST NATIONAL BUILDING   38500 WOODWARD AVENUE,   WACHTELL, LIPTON, ROSEN
    660 WOODWARD AVENUE              SUITE 100                  & KATZ
DETROIT, MICHIGAN 48226-3583     BLOOMFIELD HILLS,         51 WEST 52ND STREET
      (313) 465-7000               MICHIGAN 48303       NEW YORK, NEW YORK 10019
                                  (248) 646-2400            (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Amendment No. 44 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 11, 2002 (as subsequently amended, the "Schedule 14D-9"), by Taubman Centers, Inc., a Michigan corporation (the "Company" or "Taubman Centers") relating to the tender offer made by Simon Property Acquisitions, Inc. ("Offeror"), a wholly owned subsidiary of Simon Property Group, Inc. ("Simon") and Westfield America, Inc. ("Westfield"), as set forth in a Tender Offer Statement filed by Simon on Schedule TO, dated December 5, 2002 (the "Schedule TO") and a Supplement to the Offer to Purchase as subsequently amended, dated January 15, 2003 filed by Simon on Schedule TO-T/A (Amendment No. 6) (the "Supplement"), to pay $20.00 net to the seller in cash, without interest thereon, for each Common Share, upon the terms and subject to the conditions set forth in the Schedule TO and the Supplement as subsequently amended. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.


ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

(B) TENDER OFFER OF THE PURCHASER

Item 2(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

         On August 4, 2003, Simon and the Offeror announced that the Expiration Date of the Revised Offer has been extended to 12:00 midnight, New York City time, on August 29, 2003.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

(A) LEGAL MATTERS

Item 8(a) of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

     The Michigan Attorney General has filed on behalf of the State of Michigan a Brief of Amicus Curiae, dated August 4, 2003 (the "Amicus Brief") in the United States Court of Appeals for the Sixth Circuit, in support of appellants and in support of reversal of the order issued by the United States District Court for the Eastern District on May 8, 2003. A copy of the Amicus Brief is filed herewith as Exhibit (a)(87).

ITEM 9.  Exhibits.

Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit No.                    Description
___________                    ___________

(a)(85)                        Press release issued by the Company on August 4,
                               2003

(a)(86) Press release issued by the State of Michigan Department of Attorney General on August 4, 2003
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(a)(87)                        Brief of Amicus Curiae, filed on behalf of the
                               State of Michigan, by the Michigan Attorney
                               General, dated August 4, 2003 in the United
                               States Court of Appeals for the Sixth Circuit
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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 2003                     Taubman Centers, Inc.


                                           By: /s/ Lisa A. Payne
                                              ----------------------------------
                                              Lisa A. Payne
                                              Executive Vice President,
                                              Chief Financial Officer

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                                  EXHIBIT INDEX

Exhibit No.                    Description
___________                    ___________

(a)(85)                        Press release issued by Taubman Centers, Inc. on
                               August 4, 2003

(a)(86) Press release issued by the State of Michigan Department of Attorney General on August 4, 2003

(a)(87) Brief of Amicus Curiae, filed on behalf of the State of Michigan, by the Michigan Attorney General, dated August 4, 2003 in the United States Court of Appeals for the Sixth Circuit